

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 5, 2016

Via E-mail
James J. McEntee, III
President and Chief Financial Officer
FinTech Acquisition Corp. II
2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870

> **Re:** **FinTech Acquisition Corp. II**
> **Draft Registration Statement on Form S-1**
> **Submitted September 6, 2016**
> **CIK No. 0001683695**

Dear Mr. McEntee:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note that management and a majority of the board of directors served as executive officers and/or directors of FinTech I, which is now known as CardConnect Corp. Please revise your disclosure to provide a brief description of FinTech I's acquisition of CardConnect Corp., to disclose the current trading markets of CardConnect Corp., and to discuss the benefits received by management and the board from their association with CardConnect Corp.

Prospectus Cover Page

3. Please limit your prospectus cover page to one page. Refer to Item 501(b) of Regulation S-K.

Founder shares, page 9

4. We note your disclosure on page 9 that in the event that you submit your initial business combination to a shareholder vote, the sponsor and other initial holders have agreed to vote their founder shares, placement shares, and any public shares in favor of the initial business combination. Please disclose the number and the percentage of the shares offered in this registration statement that would be required to vote in favor of a business combination in order for it to be approved, given that holders of founder shares and placement shares will beneficially own 27% of your issued and outstanding shares of common stock after this offering.

Permitted purchase of public shares by our affiliates, page 13

5. We note your disclosure that the initial holders, directors, officers or their respective affiliates may purchase shares in the open market or in privately negotiated transactions either prior to or following the consummation of your initial business combination. Please disclose whether these parties have current commitments, plans, or intentions to engage in such transactions. Please also clarify whether funds in the trust account may be used to engage in such transactions.

Proposed Business, page 60

6. We note your disclosure on page 102 that you will provide a right for dissenting public shareholders to redeem public shares if amendments to your certificate of incorporation are approved that either reduces the amount in the trust account available to redeeming stockholders or delays the date on which a public stockholder could otherwise redeem shares. Please revise your disclosure in this section to discuss the scope of such redemption rights and to explain the manner and procedures by which such redemptions would be conducted.

Redemption rights for public stockholders upon consummation of our initial business combination, page 68

7. We note your disclosure that upon consummation of your initial business combination, shareholders will have the opportunity to redeem their shares at a per-share price equal to the aggregate amount then on deposit in the trust account, which is initially anticipated to be $10.00 per share. Please clarify whether the per-share redemption price will be calculated prior to the payment of the underwriters' deferred commissions, which is

payable from the funds held in the trust account upon consummation of the initial business combination.

Directors and Executive Officers, page 80

8. Please revise your description of the business experience for each of your directors and executive officers to state each individual's affiliation with your sponsor.

Exhibit Index, page II-7

9. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please file a draft copy on EDGAR as correspondence.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert F. Telewicz, Jr., Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: J. Bauer Wittlesey, Esq.